On September 5, 2014, Cutrale-Safra issued a press release. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Leading Proxy Advisory Firm ISS Recommends Shareholders Vote AGAINST Fyffes Transaction and FOR Adjournment of the September 17 Chiquita Special Shareholders Meeting

New York, NY (September 5, 2014) - Cutrale-Safra today announced that the leading proxy firm Institutional Shareholder Services (“ISS”) today has recommended that its clients vote AGAINST the proposed Chiquita-Fyffes (“Fyffes”) transaction and vote FOR the adjournment of the Special Meeting of Shareholders on September 17, 2014 using only the GOLD proxy card. Cutrale-Safra has proposed to acquire at $13 cash per share all the outstanding shares of Chiquita Brands International, Inc. (“Chiquita”).

Cutrale–Safra stated: “We are pleased that ISS has recommended that for the Special Meeting of Chiquita Shareholders its subscribers vote AGAINST the Fyffes combination and vote FOR the Cutrale-Safra proposal to adjourn the September 17 Special Meeting in order for the Chiquita board to engage with Cutrale-Safra. By voting with Cutrale-Safra on the GOLD proxy card, Chiquita shareholders are asking the Chiquita board to pursue a riskless option to explore a $13 per share, all-cash transaction. By voting with the Chiquita board on Chiquita’s proxy card, Chiquita shareholders are supporting a transaction that the investment marketplace, after months of information dissemination, has valued at materially less than Chiquita’s premerger price of $10.84.

“There is no risk, only upside, to the Chiquita Board engaging with Cutrale-Safra. The Chiquita board can adjourn the meeting long enough to determine if a successful deal with Cutrale-Safra can be concluded. If for any reason a deal is not concluded between the Chiquita board and Cutrale-Safra, Chiquita shareholders will have an opportunity at the adjourned Special Meeting to vote down or proceed with the proposed Fyffes combination.”

In its report, ISS noted among its points:
•
“The potential to realize greater economic value through an alternative transaction – as demonstrated by a higher cash oﬀer from another potential strategic buyer – suggest support for the [Fyffes] transaction as currently structured is not warranted.”

•	“[Cutrale-Safra’s] adjournment-to-drive-engagement strategy appears to be the most robust option available to Chiquita shareholders to pursue a potentially higher oﬀer.”

FOR IMMEDIATE RELEASE

•	“Chiquita share prices showed little response to the company’s arguments [against the Cutrale-Safra proposal] and the announcement of additional synergies.”

•	“The market apparently had lost significant enthusiasm for the [Fyffes] deal, as reflected in the long decline in Chiquita share prices over after the initial market rally.”

Chiquita Shareholders: The Proxy to Vote is Gold. The Chiquita board needs to stop supporting a transaction that provides inferior value to Chiquita shareholders and enter into discussions with Cutrale-Safra. The Cutrale-Safra Negotiation Proposal provides Chiquita shareholders a risk free option with unquestionably superior value.

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD (“Burlingtown”), and an affiliate of the Safra Group, Erichton Investments Ltd. (“Erichton” and, together with Burlingtown and Cavendish, “Cutrale-Safra”), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission (“SEC”), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the “Cutrale-Safra Proxy”).

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

Media Contact:

Stef Goodsell/Madisen Obiedo

Kekst and Company

(212) 521-4878/4866

Stef-Goodsell@kekst.com/Madisen-Obiedo@kekst.com

FOR IMMEDIATE RELEASE

Investor Contact:

Scott Winter / Arthur Crozier

Innisfree M&A Incorporated

(212) 750-5833

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.